NetClass Technology Inc

November 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C., 20549

Attn: Charli Wilson

Re:	NetClass Technology Inc
Registration Statement on Form F-1, as amended (File No. 333-278224)
Withdrawal of Acceleration Request

Dear Ms. Wilson:

Reference is made to our letter, filed as correspondence via EDGAR on November 22, 2024, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) for November 26, 2024 at 4:30 p.m. ET, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statements be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,
NetClass Technology Inc
By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer